Report on Payments to Governments in respect of Extractive Activities

ArcelorMittal

Year ended December 31, 2023

Introduction
ArcelorMittal has prepared this consolidated report (the "Report") on payments to governments with respect to its extractive activities in accordance with the European Union directives 2013/34/EU and 2013/50/EU (“EU Directives”) as transposed into the Luxembourg laws of December 18, 2015 and May 10, 2016 (the “Transparency Law”). These EU Directives have been derived from the Extractive Industries Transparency Initiative (“EITI”), a global standard to promote the open and accountable management of natural resources of which ArcelorMittal is a corporate supporter in order to strengthen governance, foster socio-economic development and help the overall business climate to become more open, fair and competitive. The “Basis of preparation” section provides information about the content of the Report, the types of payments included and the reporting principles that have been applied in preparing the Report.
The latest edition of ArcelorMittal’s integrated annual online review “Driving forward” which can be accessed at https://corporate.arcelormittal.com/sustainability provides further details on the broader spectrum of socio-economic contributions ArcelorMittal brings to local communities and countries in respect of its operations.
Basis of preparation
Under the Transparency Law, ArcelorMittal is required to prepare a consolidated report on payments made to governments in relation to its extractive industries including any subsidiary included in its consolidated financial statements, which are available on the Company’s website https://corporate.arcelormittal.com/corporate-library/reporting-hub?type=Payments%20to%20government#.
Reporting principles
The Transparency Law requires payments to be reported when they are made to governments by ArcelorMittal for its extractive activities.
The Report states the total amount of payments made to each government in accordance with the Transparency Law and the amount per type of payment made to each government.
Payments in the Report are also attributed to a specific project or disclosed at an entity level. Where payments have been attributed to a project, the Report shows the total amount of payments made for each project and the amounts per type of payment.
The Transparency Law also prescribes that the disclosure of payments should reflect the substance of each payment and the relevant project concerned. Accordingly, ArcelorMittal has applied the following reporting principles:
•Payments made to governments by ArcelorMittal subsidiaries are reported in full including payments made to governments in connection with joint ventures to the extent that ArcelorMittal makes the relevant payment.
•Payments made to governments by joint operations in which ArcelorMittal exercises joint control and has rights to the assets and obligations for the liabilities relating to the arrangement are reported in proportion of ArcelorMittal’s share.
•Payments made to governments by joint ventures and associates accounted for under the equity method are not included in this Report.
•Amounts payable to governments computed for extractive activities which are fully or partly offset by receivable amounts from non-extractive activities and as a consequence result in a nil or reduced net payment to governments are reported as nil or reported up to the net amount.
•Where a payment made to a government relates to activities that are both reportable under the Transparency Law and not reportable, the entire payment is reported if it is not possible to disaggregate it on a reasonable basis.
•A payment to a government relating to more than one project (for example income tax) is reported in aggregate if it is not possible to disaggregate the payment per project.

Activities within the scope of the Report
The Report includes all payments made to governments with respect to ArcelorMittal’s activities involving exploration, prospection, discovery, development and extraction of minerals. This encapsulates the key stages of extractive activity, beginning with the search for natural resources and includes the evaluation of resource bearing geological features, the construction of facilities to enable the extraction of natural resources and the production of the natural resource up to the point that the extracted material is salable.
Payments made to governments relating to distribution activities and commercial development are not included in this Report as they are not within the scope of the Transparency Law.
Government
Under the Transparency Law, a government is defined as any national, regional or local authority of a country, including department, agency or undertaking controlled by that authority. In some countries, certain aboriginal or indigenous communities fall within the definition of a government.
Payments
Except when stated otherwise, payments are reported on a cash basis meaning that they are reported in the period in which the payment occurred as opposed to being reported on an accrual basis which would mean they are reported in the period for which they are due. Refunds are also reported in the period they are received and are presented as negative amounts in the Report.
Payments in kind made to governments would also be included in this Report in accordance with the Transparency Law.
Project definition
The Transparency Law requires payments to be reported by project (as a sub category by country). It defines a project as the operational activities which are governed by a single contract, license, lease, concession or similar legal agreements and form the basis for payment of liabilities to a government. If these agreements are substantially interconnected, they should be treated as a single project. In accordance with the Transparency Law, “substantially interconnected” means forming a set of operationally and geographically integrated contracts, licenses, leases or concessions or related agreements with substantially similar terms that are signed with a government, giving rise to payment liabilities. These agreements may themselves be governed by a single contract, joint venture, production sharing agreement or other overarching legal agreement. Factors used to determine whether contracts or licenses are operationally and geographically integrated may include their common management framework, proximity and use of common infrastructure. The Report only contains details of projects for which reportable payments were made during the reporting period.
Disclosure threshold
The transparency Law requires payments exceeding €100,000 for a single payment or a series of related payments during the financial year to be included in this Report.
Reporting currency
All payments are reported in U.S. dollars corresponding to the presentation currency of ArcelorMittal’s consolidated financial statements. Payments made in currencies other than U.S. dollar have been translated at the average exchange rate of the reporting period.
Types of payments
The Transparency Law refers to “payments” as an amount paid in cash or in kind for relevant activities where the payment is any of the following types:
Production entitlements
Production entitlements refer to production-sharing agreements following which the government is entitled to a share of the ore extracted. Such entitlements are regarded as payments in kind. There were no such payments reportable for the year ended December 31, 2023.
Taxes
The Report includes taxes levied on income, production or profits from extractive activities or withheld from dividends, royalties and interests. Taxes levied on consumption, sales, environmental taxes, property taxes, custom duties and personal income taxes are not reportable under the Transparency Law.
Royalties
Royalties represent a share of the output or the profit that can be paid in cash or in kind.

Dividends
Dividends paid in lieu of production entitlements or royalties are included in this Report. However, dividends paid to a government as a common shareholder are not reported to the extent that the dividend is paid to the government on the same terms as dividends paid to other common shareholders. There were no such payments reportable for the year ended December 31, 2023.
Fees
ArcelorMittal has included in this Report license fees, rental fees, entry fees and other payments that are made in consideration for licenses and/or concessions. Fees paid to governments for administrative services or supplies are not included in this Report.
Bonuses
Bonuses included in this Report correspond to signature, discovery and production bonuses. There were no such payments reportable for the year ended December 31, 2023.
Infrastructure improvements
Such payments correspond to payments made for infrastructure (for example roads or buildings) that forms part of the fundamental facilities and systems serving a community or area. Such payments are included in the Report regardless of whether or not these payments constitute a contractual obligation and they are reported when the relevant assets are handed over to the government.
Other considerations
Payments included in this Report are presented in U.S. dollars with all amounts rounded to the nearest thousands.
Overview of payments
The table below shows the payments made to governments by the Company during the year ended December 31, 2023 by country and type of payment.

in thousands U.S. dollars	Taxes	Royalties	Fees	Infrastructure improvements	Total
Bosnia and Herzegovina	330	1,567	—	—	1,897
Brazil	—	11,256	—	—	11,256
Canada[1]	510,684	6,378	2,838	—	519,900
Kazakhstan [2]	17,527	—	—	—	17,527
Liberia	1,034	12,682	3,375	8,419	25,510
Mexico	25,482	—	5,055	—	30,537
Ukraine[1]	951	—	14,926	—	15,877
Total	556,008	31,883	26,194	8,419	622,504
1.Taxes include payments or refunds for activities that are both reportable under the Transparency Law and not reportable, as it is not possible to disaggregate on a reasonable basis.
2.On December 7, 2023 ArcelorMittal divested its mining operations in Kazakhstan in the context of the sale of ArcelorMittal Temirtau to the Qazaqstan Investment Corporation (“QIC”), a state-owned investment fund directly controlled by the Government of Kazakhstan. The amount of taxes disclosed in this Report for Kazakhstan relates to the period from January 1 to November 30, 2023 and represent amounts paid in cash except for mineral extraction tax (4,251) which is disclosed on an accrual basis.

Payments per government and project
The tables below show the payments made to governments by the Company on a government and project basis for each type of payment during the year ended December 31, 2023.
Bosnia and Herzegovina

Payments per government	Taxes	Royalties	Fees	Total
Republic of Srpska	330	1,567	—	1,897

Payments per project	Mine type	Taxes	Royalties	Fees	Total
Mine Prijedor	Iron ore	330	1,567	—	1,897
Brazil

Payments per government	Taxes	Royalties	Fees	Total
DNPM – National Department of Mineral Production	—	9,970	—	9,970
State Finance Secretary (SEFAZ - MG)	—	1,286	—	1,286
Total Brazil	—	11,256	—	11,256

Payments per project	Mine type	Taxes	Royalties	Fees	Total
Andrade Mine	Iron ore	—	7,034	—	7,034
Serra Azul Mine	Iron ore	—	4,222	—	4,222
Total Brazil		—	11,256	—	11,256

Canada

Payments per government	Taxes	Royalties	Fees	Infrastructure improvements	Total
Innu Takuaikan Uashat Mak	—	6,378	—	—	6,378
Ministère des Finances du Québec	193,659	—	1,322	—	194,981
Ministere des Finances du Québec (Refund)	(129)	—	—	—	(129)
Receveur général du Canada	316,791	—	—	—	316,791
Ville de Fermont	—	—	1,516	—	1,516
Government of Alberta	363	—	—	—	363
Total Canada	510,684	6,378	2,838	—	519,900

Payments per project	Mine type	Taxes	Royalties	Fees	Infrastructure improvements	Total
Mines Canada ( Mont Wright - Fire Lake)	Iron ore	123,630	6,378	2,838	—	132,846
Payments not allocated to a specific project[1]		387,054	—	—	—	387,054
Total Canada		510,684	6,378	2,838	—	519,900
1.Taxes include payments for activities that are both reportable and not reportable under the Transparency Law, as it is not possible to disaggregate on a reasonable basis.

Kazakhstan

Payments per government	Taxes	Royalties	Fees	Total
Ministry of Finance	17,527	—	—	17,527
Total Kazakhstan	17,527	—	—	17,527

Payments per project	Mine type	Taxes	Royalties	Fees	Total
Temirtau iron ore [1]	Iron ore	4,795	—	—	4,795
Temirtau coal mine	Coal	12,732	—	—	12,732
Total Kazakhstan		17,527	—	—	17,527
1.Information about payments per individual iron ore project is not available for the period January 1 to November 30, 2023.

Liberia

Payments per government	Taxes	Royalties	Fees	Infrastructure improvements	Total
Ministry of Finance /LRA	1,034	12,682	1,680	—	15,396
Ministry of Mines	—	—	1,695	—	1,695
Ministry of Public Works	—	—	—	8,419	8,419
Total Liberia	1,034	12,682	3,375	8,419	25,510

Payments per project	Mine type	Taxes	Royalties	Fees	Infrastructure improvements	Total
Mine Liberia (Western Range Project)	Iron ore	1,034	12,682	3,375	8,419	25,510
Total Liberia		1,034	12,682	3,375	8,419	25,510
Mexico

Payments per government	Taxes	Royalties	Fees	Total
Internal Revenue Service (Secretaria de Hacienda)	16,221	—	—	16,221
Ministry of Economy (Secretaria de Economía)	9,261	—	5,055	14,316
Total Mexico	25,482	—	5,055	30,537

Payments per project	Mine type	Taxes	Royalties	Fees	Total
Faraon / FE	Iron ore	—	—	1,908	1,908
MS Oaxaca	Iron ore	—	—	1,012	1,012
Peña Colorada	Iron ore	22,103	—	456	22,559
Las Truchas	Iron ore	3,081	—	1,239	4,320
San Jose	Iron ore	298	—	440	738
Total Mexico		25,482	—	5,055	30,537

Ukraine

Payments per government	Taxes	Royalties	Fees	Total
Municipality of Kryvyi Rih	—	—	14,926	14,926
State Fiscal Service (State Budget)[1]	951	—	—	951
Total Ukraine	951	—	14,926	15,877

Payments per project	Mine type	Taxes	Royalties	Fees	Total
AM Berislav limestone mine (Staroselskoe pit)	Limestone	52	—	—	52
AMKR Open Pits (#2 Novokrivorozhskiy and #3 Valyavkinskiy deposit)	Iron ore	742	—	14,142	14,884
AMKR Underground Mine (Kirova Mine and Open pit Yuzhnyi)	Iron ore	157	—	784	941
Payments not allocated to a specific project[1]		—	—	—	—
Total Ukraine		951	—	14,926	15,877
1.Taxes include payments and refunds for activities that are both reportable and not reportable under the Transparency Law, as it is not possible to disaggregate on a reasonable basis.